Exhibit 99.1

CELESTICA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) should be read in conjunction with our 2015 audited consolidated financial statements and June 30, 2016 unaudited interim condensed consolidated financial statements, which we prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Unless otherwise noted, all dollar amounts are expressed in U.S. dollars. The information in this discussion is provided as of July 21, 2016 unless we indicate otherwise.

Certain statements contained in this MD&A constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (U.S. Exchange Act), and contain forward-looking information within the meaning of Canadian securities laws. Such forward-looking information includes, without limitation, statements related to: our future growth; trends in the electronics manufacturing services (EMS) industry; our anticipated financial or operational results; the impact of acquisitions and program wins or losses on our financial results and working capital requirements; anticipated expenses, restructuring actions and charges, capital expenditures and/or benefits; our expected tax and litigation outcomes; our cash flows, financial targets and priorities; changes in our mix of revenue by end market; our ability to diversify and grow our customer base and develop new capabilities; the effect of the global economic environment on customer demand; the possibility of future impairments of property, plant and equipment, goodwill or intangible assets; the timing and extent of the expected recovery of cash advances made to a particular solar cell supplier; the impact of the Term Loan (as defined herein) on our liquidity, future operations and financial condition; the timing and terms of the sale of our real property in Toronto and related transactions, including the expected lease of our corporate head office (collectively, the “Toronto Real Property Transactions”); if the Toronto Real Property Transactions are completed, our ability to secure on commercially acceptable terms an alternate site for our existing Toronto manufacturing operations and the transition costs for such expected relocation; the impact of the June 2016 referendum by British voters advising for the exit of the United Kingdom from the European Union (Brexit) on the economy, financial markets and currency exchange rates; the timing of the repayment of amounts outstanding under our Revolving Facility (as defined herein); and the number of subordinate voting shares and price thereof we may repurchase under our current normal course issuer bid (NCIB). Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “continues”, “project”, “potential”, “possible”, “contemplate”, “seek”, or similar expressions, or may employ such future or conditional verbs as “may”, “might”, “will”, “could”, “should” or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.

Forward-looking statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from conclusions, forecasts or projections expressed in such statements, including, among others, risks related to: our customers’ ability to compete and succeed in the marketplace with the services we provide and the products we manufacture; price and other competitive factors generally affecting the EMS industry; managing our operations and our working capital performance during uncertain market and economic conditions; responding to changes in demand, rapidly evolving and changing technologies, and changes in our customers’ business and outsourcing strategies, including the insourcing of programs; customer concentration and the challenges of diversifying our customer base and replacing revenue from completed or lost programs, or customer disengagements; changing commodity, material and component costs, as well as labor costs and conditions; disruptions to our operations, or those of our customers, component suppliers or logistics partners, including as a result of global or local events outside our control, including as a result of the Brexit; retaining or expanding our business due to execution issues relating to the ramping of new or existing programs or new offerings; the incurrence of future impairment charges; recruiting or retaining skilled personnel; transitions associated with our new CEO, our Global Business Services (GBS) initiative, our Organizational Design (OD) initiative and other changes to our company’s operating model; current or future litigation and/or governmental actions; improving operational performance and financial results in our semiconductor and solar businesses; delays in the delivery and availability of components, services and materials, including from suppliers upon which we are dependent for certain components; non-performance by counterparties; our financial exposure to foreign currency volatility, including stock market volatility and currency exchange rate fluctuations resulting from the Brexit; our dependence on industries affected by rapid technological change; the variability of revenue and operating results; managing our global operations and supply chain; increasing income taxes, tax audits, and challenges of defending our tax positions, and obtaining, renewing or meeting the conditions of tax incentives and credits; completing restructuring actions, including achieving the anticipated benefits therefrom, and integrating any acquisitions; defects or deficiencies in our products, services or designs; computer viruses, malware, hacking attempts or outages that may disrupt our operations; any failure to adequately protect our intellectual property or the intellectual property of others; compliance with applicable laws, regulations and social responsibility initiatives; our having sufficient financial resources and working capital to fund currently anticipated financial obligations and to pursue desirable business opportunities; the potential that conditions to closing the Toronto Real Property Transactions may not be satisfied on a timely basis or at all; and if the Toronto Real Property Transactions are completed, our ability to secure on commercially acceptable terms an alternate site for our existing Toronto manufacturing operations, and the costs, timing and/or execution of such relocation proving to be other than anticipated. The foregoing and other material risks and uncertainties are discussed in our public filings at www.sedar.com and www.sec.gov, including in this MD&A, our most recent Annual Report on Form 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission (SEC), and our Annual Information Form filed with the Canadian Securities Administrators.

Our forward-looking statements are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include those related to the following: production schedules from our customers, which generally range from 30 days to 90 days and can fluctuate significantly in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the success in the marketplace of our customers’ products; the stability of general economic and market conditions, currency exchange rates, and interest rates; our pricing, the competitive environment and contract terms and conditions; supplier performance, pricing and terms; compliance by third parties with their contractual obligations, the accuracy of their representations and warranties, and the performance of their covenants; the costs and availability of components, materials, services, plant and capital equipment, labor, energy and transportation; operational and financial matters including the extent, timing and costs of replacing revenue from completed or lost programs, or customer disengagements; technological developments; overall demand improvement in the semiconductor industry; revenue growth and improved financial results in our semiconductor and solar businesses; the timing, execution, and effect of restructuring actions; our having sufficient financial resources and working capital to fund currently anticipated financial obligations and to pursue desirable business opportunities; and our ability to diversify our customer base and develop new capabilities. While management believes these assumptions to be reasonable under the current circumstances, they may prove to be inaccurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Overview

What Celestica does:

We deliver innovative supply chain solutions globally to customers in the Communications (comprised of enterprise communications and telecommunications), Consumer, Diversified (comprised of aerospace and defense, industrial, healthcare, energy, and semiconductor equipment), Servers, and Storage end markets. We believe our services and solutions create value for our customers by accelerating their time-to-market, and by providing higher quality, lower cost and reduced cycle times in our customers’ supply chains, resulting in lower total cost of ownership, greater flexibility, higher return on invested capital and improved competitive advantage for our customers in their respective markets.

Our global headquarters is located in Toronto, Canada. We operate a network of sites in various geographies with specialized end-to-end supply chain capabilities tailored to meet specific market and customer product lifecycle requirements. In an effort to drive speed, quality and flexibility for our customers, we execute our business in centers of excellence strategically located in North America, Europe and Asia. We strive to align our preferred suppliers in close proximity to these centers of excellence to increase the speed and flexibility of our supply chain, deliver higher quality products, and reduce time to market.

We offer a range of services to our customers, including design and development (such as our Joint Design and Manufacturing (JDM) offering, which is focused on developing design solutions in collaboration with customers, as well as managing aspects of the supply chain and manufacturing), engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly and test, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services.

Although we supply products and services to over 100 customers, we depend upon a small number of customers for a substantial portion of our revenue. In the aggregate, our top 10 customers represented 66% of revenue for the first half of 2016 (first half of 2015 — 66%; full year 2015 — 67%).

The products and services we provide serve a wide variety of applications, including: servers; networking and telecommunications equipment; storage systems; optical equipment; aerospace and defense electronics; healthcare products and applications; semiconductor equipment; and a range of industrial and alternative energy products, including solar panels and inverters.

In order to increase the value we deliver to our customers, we continue to make investments in people, value-added service offerings, new capabilities, capacity, technology, IT systems, software and tools. We continuously work to improve our productivity, quality, delivery performance and flexibility in our efforts to be recognized as one of the leading companies in the EMS industry.

Our current priorities include (i) evolving our customer and product portfolios in order to drive consistent revenue growth with strong operating margins, (ii) improving the operational performance of our diversified end market businesses, including the operational and financial performance of our semiconductor and solar businesses, (iii) increasing investments in the front end of our business to accelerate growth, and (iv) continuing to generate strong annual free cash flow and return on invested capital (“ROIC”).  We believe that continued investments in these areas support our long-term growth strategy, and will strengthen our competitive position, enhance customer satisfaction, and increase long-term shareholder value. We will continue to focus on expanding our revenue base in higher-value-added services, such as design and development, engineering, and after-market services, and to grow our business with new and existing customers in our end markets. We will continue to focus on expanding our business beyond our traditional end markets, which today account for a substantial portion of our revenue.

Operating margin, ROIC and free cash flow are non-IFRS measures without standardized meanings and may not be comparable to similar measures presented by other companies. See “Non-IFRS measures” below for a discussion of the non-IFRS measures included herein, and a reconciliation of our non-IFRS measures to comparable IFRS measures (where a comparable IFRS measure exists).

Our financial results vary from period to period, and are impacted by factors such as changing demand for our customers’ products in various end markets, our revenue and customer mix, changes in our customers’ supply chain strategies, the size and timing of customer program wins by end market, the costs, terms, timing and execution of ramping new business, program completions, losses or customer disengagements, the margins achieved and capital deployed for the services we provide to customers, and other factors discussed below.

Overview of business environment:

The EMS industry is highly competitive, with multiple global EMS providers competing for customers and programs. Although the industry is characterized by a large revenue base and new business opportunities, demand can be volatile from period to period, and aggressive pricing is a common business dynamic. Capacity utilization, customer mix and the types of products and services we provide are important factors affecting our financial performance. The number and location of qualified personnel, manufacturing capacity, and the mix of business through that capacity are vital considerations for EMS providers. The EMS industry is also working capital intensive. As a result, we believe that ROIC (discussed in “Non-IFRS measures” below), which is primarily based on non-IFRS operating earnings and investments in working capital and equipment, is an important metric for measuring an EMS provider’s financial performance.

EMS companies provide a range of services to a variety of customers and end markets. Demand patterns are volatile, making customer revenue and mix, and revenue by end market difficult to forecast. Product lifecycles in the markets we serve, production lead times required by our customers, rapid shifts in technology, model obsolescence, commoditization of certain products, the emergence of new business models, shifting patterns of demand, such as the shift from traditional network infrastructures to highly virtualized and cloud-based environments as well as the proliferation of software-defined networks and software-defined storage, increased competition and pricing pressure, and the volatility of the economy, are all contributing factors. The global economy and financial markets may negatively impact end market demand and the operations of EMS providers, including Celestica. Uncertainty in the global economy may impact current and future demand for our customers’ products and services. We continue to monitor the dynamics and impacts of the global economic environment and work to manage our priorities, costs and resources to anticipate and prepare for any required changes.

External factors that could impact the EMS industry and our business include natural disasters and related disruptions, political instability, terrorism, armed conflict, labor or social unrest, criminal activity, disease or illness that affects local, national or international economies, unusually adverse weather conditions, and other risks present in the jurisdictions in which we, our customers, our suppliers, and/or our logistics partners operate. These types of events could disrupt operations at one or more of our sites or those of our customers, component suppliers and/or our logistics partners. These events could lead to higher costs or supply shortages or may disrupt the delivery of components to us, or our ability to provide finished products or services to our customers, any of which could adversely affect our operating results. We carry insurance to cover damage to our sites and interruptions to our operations, including those that may occur as a result of natural disasters, such as flooding and earthquakes, or other events. Our insurance policies, however, are subject to deductibles, coverage limitations and exclusions, and may not provide adequate coverage should such events occur.

Our business is also affected by customers who may shift production between EMS providers for a number of reasons, including pricing concessions, more favorable terms and conditions, their preference or need to consolidate their supply chain capacity or the number of supply chain partners, or consolidation among customers. Customers may also choose to accelerate the amount of business they outsource, insource previously outsourced business, or change the concentration or location of their EMS suppliers to better manage their supply continuity risk. These customer decisions may impact, among other items, our revenue and margins, the need for future restructuring, the level of capital expenditures and our cash flows.

Demand is volatile across our end markets. Our revenue and margins are impacted by overall end market demand, the timing, extent and pricing of new or follow-on business, including the costs, terms, timing and execution of ramping new business, and program completions, losses, or customer disengagements. Despite a volatile demand environment, we remain committed to making the investments we believe are required to support our long-term objectives and create shareholder value. These efforts include evolving our customer and product portfolios to address changing needs, and broadening our businesses, including expanding our energy (including solar), aerospace and defense, and JDM offerings. The costs of these investments and ramping activities may be significant and could negatively impact our margins in the short and medium term. Simultaneously, we intend to continue to manage our costs and resources to maximize our efficiency and productivity.

As we expand our business and open new sites, we may encounter difficulties that result in higher than expected costs associated with such activities. Potential difficulties related to such activities include our ability: to manage growth effectively; to maintain existing business relationships during periods of transition; to anticipate disruptions in our operations that may impact our ability to deliver to customers on time, produce quality products and ensure overall customer satisfaction; and to respond rapidly to changes in customer demand or volumes. We may also encounter difficulties in ramping and executing new programs. We may require significant investments to support these new programs, including increased working capital requirements, and may generate lower margins or losses during and/or following the ramp period. There can be no assurance that our increased investments will benefit us or result in business growth. As we pursue opportunities in new markets or technologies, we may encounter challenges due to our limited knowledge or experience. In addition, the success of new business models or programs depends on a number of factors including: understanding the new business or markets; timely and successful product development; market acceptance; the effective management of purchase commitments and inventory levels in line with anticipated demand; the development or acquisition of appropriate intellectual property and capital investments, to the extent required; the availability of materials in adequate quantities and at appropriate costs to meet anticipated demand; and the risk that new offerings may have quality or other defects in the early stages of introduction. Any of these factors could prevent us from realizing the anticipated benefits of growth in new markets or technologies, which could materially adversely affect our business and operating results.

The June 2016 referendum by British voters (Brexit), advising for the exit of the United Kingdom (U.K.) from the European Union (EU), has resulted in significant volatility in global stock markets and currency exchange rate fluctuations that resulted in the strengthening of the U.S. dollar against foreign currencies in which we conduct business. If the referendum is passed into law, this volatility in foreign currencies may continue as negotiations commence to determine the future terms of the U.K.’s relationship with the EU. Given the lack of comparable precedent, it is unclear what financial, trade and legal implications the withdrawal of the U.K. from the EU would have and how such withdrawal would affect us, our customers and their demand for our services. We cannot predict changes in currency exchange rates, the impact of exchange rate changes on our operating results, nor the degree to which we will be able to manage the impact of currency exchange rate changes, and any of these effects of Brexit, among others, could materially adversely affect our business, results of operations and financial condition.

Recent developments:

Semiconductor business

Revenue from our semiconductor business for the first half of 2016 represented 6% (first half of 2015 — 7%) of our total revenue. The semiconductor market has historically been cyclical and impacted by, among other things, significant and often rapid changes in product demand, changes in customer requirements for new manufacturing capacity and technology transitions, significant expenditures for capital equipment and product development, and general economic conditions. Our semiconductor business has been negatively impacted by volatility in customer demand, the cost of our investments, operational inefficiencies, commercial challenges associated with a particular customer, and the costs, terms, timing and challenges of ramping new sites and programs. The negative impact of these factors resulted in the reduction of our long-term cash-flow projections used for our 2014 impairment assessment of our semiconductor business, and in the fourth quarter of 2014, we recorded a non-cash impairment charge of $40.8 million against the goodwill of this business. In 2015, however, revenue and operating results from our semiconductor business improved compared to 2014, primarily as a result of improved customer demand (including from the customer noted

above) and the impact of restructuring actions we implemented in this business during 2015 to reduce its cost structure and improve its margin performance. These factors had a positive effect on our long-term cash flow projections for this business, and as a result, we determined that no impairment to the assets of this business was required at the end of 2015 or either of the first two quarters of 2016. While we have made significant progress in addressing the inefficiencies and challenges which have affected our semiconductor business, demand volatility in this market, as well as the costs, terms, timing and challenges of ramping new programs may continue to adversely impact the revenue and profitability of this business, as well as our financial position and cash flows. Any failure to realize future revenues at an appropriate profit margin or failure to further improve the financial results of this business could result in additional impairment losses for our semiconductor business in future periods.

Expansion of our solar operations

Revenue from our solar business for the first half of 2016 represented less than 5% of our total revenue (first half of 2015 — less than 5%). To support program wins in our solar business and anticipated growth in global demand for solar energy, we expanded our solar operations into Asia during 2015. In order to establish competitive solar energy manufacturing capabilities in Asia, we made investments, commencing in the second quarter of 2015, which included plant and capital equipment (including leased equipment), as well as cash advances to an Asia-based solar cell supplier (Solar Supplier) as part of an agreement executed to help secure our solar cell supply. The advances were used by the Solar Supplier to help finance the expansion of its manufacturing operations into Malaysia. See “Liquidity and Capital Resources — Liquidity — Cash requirements” below. Our solar business is dependent on this supplier to provide the majority of the solar cells required to support our global solar operations. During 2015, we also transitioned a portion of our solar operations from North America to Asia in support of our global solar expansion. The expansion of our solar business was slower than anticipated, and we incurred higher than expected costs in this business in 2015, primarily due to ramping delays and operational inefficiencies at our new solar site in Asia, as well as challenges experienced by some of our suppliers (including the Solar Supplier) in meeting our ramp requirements. These negative factors impacted our output in 2015 and adversely affected the operating results of our solar business for that year. We have successfully resolved our major operational challenges and the ramping of our new solar site in Asia was completed during the second quarter of 2016. However, because our solar programs typically have shorter program life cycles than our traditional EMS businesses, delays in winning or commencing new or replacement programs after the completion of our existing solar programs could adversely affect our solar revenue and margins, as well as our financial position and cash flows.

Status of Canadian class action lawsuit

In the fourth quarter of 2015, the Supreme Court of Canada released its decision in the Canadian securities class action lawsuit, ruling that the statutory claims of the plaintiff and the class are barred by the applicable limitation period. Certification of the plaintiff’s common law claims was denied in 2014. The plaintiff’s second motion to certify common law claims was quashed on May 24, 2016. See “Litigation and contingencies” below.

Normal course issuer bid

On February 22, 2016, the TSX accepted our notice to launch a new NCIB (2016 NCIB). The 2016 NCIB allows us to repurchase, at our discretion, until the earlier of February 23, 2017 or the completion of purchases thereunder, up to approximately 10.5 million subordinate voting shares (representing approximately 7.3% of our total outstanding subordinate voting and multiple voting shares at the time of launch) in the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under the 2016 NCIB will be reduced by the number of subordinate voting shares purchased during the term of the 2016 NCIB to satisfy obligations under our stock-based compensation plans. During the first quarter of 2016, prior to the launch of the program share repurchase (PSR) described below, we paid $4.3 million (including transaction fees) to repurchase and cancel 0.4 million subordinate voting shares under the 2016 NCIB at a weighted average price of $10.73 per share. In March 2016, the TSX accepted our notice to amend the 2016 NCIB to permit the repurchase of our subordinate voting shares thereunder through one or more PSRs. In connection therewith, we paid $30.0 million to a broker in March 2016 under a PSR for the right to receive a variable number of our subordinate voting shares upon such PSR’s completion. We completed this PSR in May 2016, pursuant to which we repurchased and cancelled 2.8 million subordinate voting shares at a weighted average price of $10.69 per share. As of June 30, 2016, up to an additional 7.3 million subordinate voting shares could be repurchased under the 2016 NCIB during the remainder of its term.

Summary of Q2 2016

Our unaudited interim condensed consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and accounting policies we adopted in accordance with IFRS. These unaudited interim condensed consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at June 30, 2016 and the financial performance, comprehensive income and cash flows for the three and six months ended June 30, 2016. See “Critical Accounting Policies and Estimates” below.

The following table shows certain key operating results and financial information for the periods indicated (in millions, except per share amounts):

	Three months ended June 30		Six months ended June 30
	2015	2016	2015	2016
Revenue	$1,417.3	$1,485.5	$2,715.8	$2,838.8
Gross profit	97.3	111.8	188.7	204.6
Selling, general and administrative expenses (SG&A)	50.1	54.4	105.5	106.4
Other charges (recoveries)	9.3	(3.0)	9.6	(1.3)
Net earnings	$24.2	$36.2	$43.9	$61.8
Diluted earnings per share	$0.14	$0.25	$0.26	$0.43

	December 31 2015	June 30 2016
Cash and cash equivalents	$545.3	$472.9
Borrowings under credit facility	262.5	280.0
Total assets	2,612.0	2,720.1

Revenue of $1.49 billion for the second quarter of 2016 increased 5% compared to the second quarter of 2015. Compared to the same period in 2015, revenue dollars in the second quarter of 2016 from our diversified end market increased 13%, primarily due to new program ramps in our energy business (including new solar programs), and revenue dollars from our communications end market increased 8%, primarily driven by demand strength from certain customer programs, offset in part by a program completion in the second half of 2015. These increases were offset in part by a 7% decrease in revenue in our servers end market and a 5% decrease in revenue in our storage end market. Compared to the second quarter of 2015, the revenue decrease in each of our servers and storage end markets was primarily due to customer demand softness, offset in part with respect to our storage end market by a new program win. Revenue dollars from our consumer end market for the second quarter of 2016 were relatively flat compared to the prior year period. Communications and diversified continued to be our largest end markets, representing 41% and 30%, respectively, of total revenue for the second quarter of 2016.

Gross profit of $111.8 million (7.5% of total revenue) for the second quarter of 2016 increased 15% compared to $97.3 million (6.9% of total revenue) for the second quarter of 2015, primarily driven by higher revenue levels and improved program mix in the second quarter of 2016 as compared to the prior year period. In addition, we made margin improvements in each of our semiconductor and solar businesses during the second quarter of 2016 as compared to the prior year period. SG&A for the second quarter of 2016 of $54.4 million increased 9% compared to $50.1 million for the same period in 2015, primarily driven by higher foreign exchange losses incurred in the second quarter of 2016. Net earnings for the second quarter of 2016 of $36.2 million were $12.0 million higher compared to the same period of 2015, primarily due to higher gross profit (discussed above) and other recoveries (see “Operating Results — Other charges (recoveries)” below) in the second quarter of 2016, offset in part by an increase in income tax expense in the quarter.

Our cash and cash equivalents at June 30, 2016 were $472.9 million (December 31, 2015 — $545.3 million).  Our cash provided by (used in) operating activities was a negative $4.5 million compared to positive $44.4 million for the second quarter of 2015, primarily due to higher working capital requirements in the second quarter of 2016 (discussed below) that more than offset the increase in net earnings for the same quarter. At June 30, 2016, we had an aggregate of $280.0 million outstanding under our credit facility, including $225.0 million outstanding under the Term Loan (defined herein) (December 31, 2015 — an aggregate of $262.5 million outstanding under our credit facility, including $237.5 million outstanding under the Term Loan), and $60.0 million of accounts receivable (A/R) were sold under our A/R sales facility and de-recognized from our accounts receivable balance (December 31, 2015 — $50.0 million of A/R sold).

We have repurchased subordinate voting shares in the open market and otherwise for cancellation in recent years pursuant to NCIBs, which allow us to repurchase a limited number of subordinate voting shares during a specified period, and from time to time pursuant to substantial issuer bids. As part of the NCIB process, we enter into Automatic Share Purchase Plans (ASPPs) with brokers from time to time, which allow such brokers to purchase our subordinate voting shares in the open market on our behalf, for cancellation under our NCIBs (including during any applicable trading blackout periods). In addition, we enter into PSRs from time to time as part of the NCIB process (if permitted by the TSX), pursuant to which we make a prepayment to a broker in consideration for the right to receive a variable number of subordinate voting shares upon such PSR’s completion. Under such PSRs, the price and number of subordinate voting shares to be repurchased by us is generally determined based on a discount to the volume weighted-average market price of our subordinate voting shares during the term of the PSR, subject to certain terms and conditions. The subordinate voting shares repurchased under any PSR are cancelled upon completion of each PSR under the NCIB. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under each NCIB is reduced by the number of subordinate voting shares we purchase in the open market during the term of such NCIB to satisfy obligations under our stock-based compensation plans.

In March 2016, we paid $30.0 million to a broker under a PSR for the right to receive a variable number of our subordinate voting shares upon such PSR’s completion for cancellation under the 2016 NCIB. We completed this PSR in May 2016, pursuant to which we repurchased and cancelled 2.8 million subordinate voting shares at a weighted average price of $10.69 per share. We pre-funded the PSR in the first quarter of 2016 through borrowings under the revolving portion of our credit facility (Revolving Facility). As of June 30, 2016, up to an additional 7.3 million subordinate voting shares could be repurchased under the 2016 NCIB during the remainder of its term.

During the second quarter of 2016, we repaid $10.0 million of the $65.0 million previously outstanding under the Revolving Facility, and we made a scheduled quarterly principal repayment of $6.25 million under the Term Loan. See “Liquidity and Capital Resources — Liquidity — Cash requirements” below.

We continue to monitor the progress of certain appeals with tax authorities and currently anticipate a resolution of certain matters during the second half of 2016 (see “Operating Results — Income taxes” below).

Other performance indicators:

In addition to the key operating results and financial information described above, management reviews the following non-IFRS measures:

	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16
Cash cycle days:
Days in A/R	47	42	43	40	45	43
Days in inventory	56	54	58	53	60	59
Days in A/P	(56)	(54)	(55)	(51)	(58)	(55)
Cash cycle days	47	42	46	42	47	47
Inventory turns	6.6x	6.7x	6.3x	6.9x	6.1x	6.2x

	2015				2016
	March 31	June 30	September 30	December 31	March 31	June 30
Amount of A/R sold (in millions)	$50.0	$55.0	$50.0	$50.0	$60.0	$60.0

Days in A/R is calculated as the average A/R for the quarter divided by the average daily revenue. Days in inventory is calculated as the average inventory for the quarter divided by the average daily cost of sales. Days in accounts payable (A/P) is calculated as the average A/P for the quarter divided by average daily cost of sales. Cash cycle days is calculated as the sum of days in A/R and days in inventory, minus the days in A/P. Inventory turns is calculated as 365 divided by the number of days in inventory. A lower number of days in A/R, days in inventory, and cash cycle days, and a higher number of days in A/P and inventory turns generally reflect improved cash management performance. These non-IFRS measures do not have comparable measures under IFRS to which we can reconcile.

Cash cycle days for the second quarter of 2016 of 47 days increased 5 days compared to the second quarter of 2015, primarily due to a 5-day increase in days in inventory. Compared to the same period in 2015, the increase in inventory days was primarily driven by higher inventory levels at the end of the second quarter of 2016, required primarily to support new customer programs, as well as customer demand changes late in the quarter.

Cash cycle days for the second quarter of 2016 was flat compared to the previous quarter. The 3-day decrease in days in A/P was offset by a 2-day decrease in days in A/R and a 1-day decrease in days in inventory. Compared to the previous quarter, the decrease in days in A/P was primarily due to the timing of purchases and payments in the respective quarters.

We believe that cash cycle days (and the components thereof) and inventory turns are useful measures in providing investors with information regarding our cash management performance and are accepted measures of working capital management efficiency in our industry. These are not measures of performance under IFRS, and may not be defined and calculated in the same manner by other companies. These measures should not be considered in isolation or as an alternative to working capital as an indicator of performance.

Management reviews other non-IFRS measures including adjusted net earnings, operating margin, ROIC and free cash flow. See “Non-IFRS measures” below.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may impact future periods as well. Significant accounting policies and methods used in the preparation of our consolidated financial statements are described in note 2 to our 2015 audited consolidated financial statements.

Key sources of estimation uncertainty and judgment: We have applied significant estimates and assumptions in the following areas which we believe could have a significant impact on our reported results and financial position: our valuations of inventory, assets held for sale and income taxes; the amount of our restructuring charges or recoveries; the measurement of the recoverable amounts of our cash generating units (CGUs, as defined below), which includes estimating future growth, profitability and discount rates, and the fair value of our real property; our valuations of financial assets and liabilities, pension and non-pension post-employment benefit costs, employee stock-based compensation expense, provisions and contingencies; and the allocation of the purchase price and other valuations related to our business acquisitions.

We define a CGU as the smallest identifiable group of assets that cannot be tested individually and that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. CGUs can be comprised of a single site, a group of sites, or a line of business.

We have also applied significant judgment in the following areas: the determination of our CGUs and whether events or changes in circumstances during the period are indicators that a review for impairment should be conducted, and the timing of the recognition of charges and recoveries associated with our restructuring actions. The near-term economic environment could also impact certain estimates necessary to prepare our consolidated financial statements, in particular, the estimates related to the recoverable amounts used in our impairment testing of our non-financial assets (see note 15(b) to our 2015 audited consolidated financial statements), and the discount rates applied to our net pension and non-pension post-employment benefit assets or liabilities (see note 18 to our 2015 audited consolidated financial statements). We did not identify any triggering event during the second quarter of 2016 that would indicate the carrying amount of our CGUs may not be recoverable.

Operating Results

Our annual and quarterly operating results, including working capital performance, vary from period-to-period as a result of the level and timing of customer orders, mix of revenue, and fluctuations in materials and other costs and expenses. The level and timing of customer orders vary due to changes in demand for their products, general economic conditions, their attempts to balance their inventory, availability of components and materials, and changes in their supply chain strategies or suppliers. Our annual and quarterly operating results are specifically affected by, among other factors: our mix of customers and the types of products or services we provide; the rate at which, the costs associated with, and the execution of, new program ramps; volumes and the seasonality of our business; price competition; the mix of manufacturing or service value-add; capacity utilization; manufacturing efficiency; the degree of automation used in the assembly process; the availability of components or labor; the timing of receiving components and materials; costs and inefficiencies of transferring programs between sites; program completions or losses, or customer disengagements and the timing and the margin of any replacement business; the impact of foreign exchange fluctuations; the performance of third-party providers; our ability to manage inventory, production location and equipment effectively; our ability to manage changing labor, component, energy and transportation costs effectively; fluctuations in variable compensation costs; the timing of our expenditures in anticipation of forecasted sales levels; and the timing of any acquisitions and related integration costs. Our operations may also be affected by natural disasters or other local risks present in the jurisdictions in which we, our suppliers, logistics partners, and/or our customers operate. These events could lead to higher costs or supply shortages or may disrupt the delivery of components to us or our ability to provide finished products or services to our customers, any of which could adversely affect our operating results.

In the EMS industry, customers award new programs or shift programs to other EMS providers for a number of reasons, including changes in demand for the customers’ products, pricing benefits offered by other EMS providers, execution or quality issues, preference for consolidation or a change in their supplier base, rebalancing the concentration or location of their EMS providers, consolidation among customers, and decisions to adjust the volume of business being outsourced. Customer or program transfers between EMS providers are part of the competitive nature of our industry. Some customers use more than one EMS provider to manufacture a product and/or may have the same EMS provider support them from more than one geographic location. Customers may choose to change the allocation of demand among their EMS providers and/or may shift programs from one region to another region within an EMS provider’s global network. Customers may also decide to insource production they had previously outsourced to utilize their internal capacity or for other reasons. Our operating results for each period include the impacts associated with new program wins, follow-on business, program completions or losses, as well as any acquisitions. The volume, profitability and the location of new business awards will vary from period-to-period and from program-to-program. Significant period-to-period variations can also result from the timing of new programs reaching full production or programs reaching end-of-life, the timing of follow-on or next generation programs and/or the timing of existing programs being fully or partially transferred internally or to a competitor.

Operating results expressed as a percentage of revenue:

	Three months ended June 30		Six months ended June 30
	2015	2016	2015	2016
Revenue	100.0%	100.0%	100.0%	100.0%
Cost of sales	93.1	92.5	93.1	92.8
Gross profit	6.9	7.5	6.9	7.2
SG&A	3.5	3.7	3.9	3.7
Research and development costs	0.3	0.4	0.4	0.4
Amortization of intangible assets	0.2	0.1	0.1	0.1
Other charges (recoveries)	0.7	(0.2)	0.3	—
Finance costs	0.1	0.2	0.1	0.2
Earnings before income tax	2.1	3.3	2.1	2.8
Income tax expense	0.4	0.9	0.5	0.6
Net earnings	1.7%	2.4%	1.6%	2.2%

Revenue:

Revenue of $1.49 billion for the second quarter of 2016 increased 5% compared to the same period in 2015. Compared to revenue from our end markets in the second quarter of 2015, revenue dollars from our diversified end market increased 13%, revenue dollars from our communications end market increased 8%, revenue dollars from our servers end market decreased 7%, and revenue dollars from our storage end market decreased 5% in the second quarter of 2016, due to the factors discussed in “Summary of Q2 2016” above and the discussions below. Revenue dollars from our consumer end market for the second quarter of 2016 were relatively flat compared to the prior year period. Communications and diversified continued to be our largest end markets for the second quarter of 2016, representing 41% and 30%, respectively, of total revenue for the quarter.

Revenue of $2.84 billion for the first half of 2016 also increased 5% from the same period in 2015. Compared to revenue from our end markets in the first half of 2015, revenue dollars from our diversified end market increased 18%, revenue dollars from our communications end market increased 4%, revenue dollars from our servers end market decreased 11%, and revenue dollars from our storage end market decreased 6%, due primarily to the factors discussed in “Summary of Q2 2016” above with respect to our results for the second quarter of 2016, and the additional factors discussed below for the year-to-date period. Revenue dollars from our consumer end market (which comprised 3% of our total revenue for each of the first half of 2016 and 2015) for the first half of 2016 were relatively flat compared to the same period in 2015.

The following table shows revenue from our end markets as a percentage of our total revenue for the periods indicated:

	2015					2016
	Q1	Q2	Q3	Q4	FY	Q1	Q2
Communications	40%	40%	41%	38%	40%	38%	41%
Consumer	3%	3%	3%	3%	3%	3%	3%
Diversified	28%	28%	30%	30%	29%	34%	30%
Servers	11%	10%	8%	10%	10%	9%	9%
Storage	18%	19%	18%	19%	18%	16%	17%
Revenue (in billions)	$1.30	$1.42	$1.41	$1.51	$5.64	$1.35	$1.49

Our product and service volumes, revenue and operating results vary from period-to-period depending on various factors, including the success in the marketplace of our customers’ products, changes in demand from our customers for the products we manufacture, the mix and complexity of the products or services we provide, the timing of receiving components and materials, the extent, timing and rate of new program wins, follow-on business, program completions or losses, the transfer of programs among our sites at our customers’ request, the costs, terms, timing and execution of new program ramps, and the impact of seasonality on various end markets. We are dependent on a limited number of customers for a substantial portion of our revenue. We also expect that the pace of technological change, the frequency of customers’ transferring business among EMS competitors or customers changing the volumes they outsource, and the dynamics of the global economy will continue to impact our business from period-to-period. See “Overview” above.

From time to time we experience some level of seasonality in our quarterly revenue patterns across some of the end markets we serve. However, the numerous factors described above that affect our period-to-period results make it difficult to isolate the impact of seasonality and other external factors on our business. In the past, revenue from our storage end market has increased in the fourth quarter of the year compared to the third quarter, and then decreased in the first quarter of the following year, reflecting the increase in customer demand we typically experience in this end market in the fourth quarter. In addition, we typically experience our lowest overall revenue levels during the first quarter of each year. There is no assurance that these patterns will continue.

To reduce the reliance on any one customer or end market, we continue to target new customers and services, including through our efforts to expand our diversified end market business (including our solar energy capabilities and our aerospace and defense business). Notwithstanding these expansion efforts, we remain dependent on our traditional end markets for a substantial portion of our revenue. We continue to experience slower growth rates and increased pricing pressures in our traditional markets.

Our communications end market represented 41% of total revenue for the second quarter of 2016, compared to 40% of total revenue for the second quarter of 2015 (40% for the first half of both 2016 and 2015). Revenue dollars from this end market in the second quarter and first half of 2016 increased 8% and 4%, respectively, compared to the same periods in 2015, primarily driven by demand strength from certain customer programs, offset in part by a program completion in the second half of 2015.

Our diversified end market represented 30% of total revenue for the second quarter of 2016, up from 28% of total revenue for the second quarter of 2015 (32% and 28% for the first half of 2016 and 2015, respectively). Revenue dollars from our diversified end market for the second quarter and first half of 2016 increased 13% and 18%, respectively, compared to the same periods in 2015, primarily driven by new program wins in our energy business (including new solar programs), and additionally, for the six-month period, a program outsourced to us from one of our aerospace and defense customers in April 2015.

Our storage end market represented 17% of total revenue for the second quarter of 2016, down from 19% of total revenue for the second quarter of 2015 (16% and 19% for the first half of 2016 and 2015, respectively). In the second quarter of 2016, revenue dollars from our storage end market decreased 5% compared to the same period in 2015, primarily due to overall demand softness in this end market, offset in part by a new program win. Revenue dollars from our storage end market decreased 6% in the first half of 2016 compared to the same period in 2015, primarily driven by customer demand weakness.

Our servers end market represented 9% of total revenue for the second quarter of 2016, compared to 10% of total revenue for the second quarter of 2015 (9% and 10% for the first half of 2016 and 2015, respectively). Revenue dollars from our servers end market for the second quarter and first half of 2016 decreased 7% and 11%, respectively, compared to the same periods in 2015, primarily due to customer demand softness in each such period.

Our consumer end market represented 3% of total revenue for each of the second quarter and first half of both 2016 and 2015. Revenue dollars from this end market for the second quarter and first half of 2016 were relatively flat compared to the same periods in 2015. However, starting in the third quarter of 2016, we will be transitioning out a program with one of our larger customers in this end market, and expect our revenue and earnings in this end market to decrease significantly as a result.

For the second quarter and first half of 2016, we had two customers that individually represented more than 10% of total revenue (second quarter and first half of 2015 — three customers).

Whether any of our customers individually accounts for more than 10% of our total revenue in any period depends on various factors affecting our business with that customer and with other customers, including overall changes in demand for our customers’ products, the extent and timing of new program wins, follow-on business, program completions or losses, the phasing in or out of programs, the relative growth rate or decline of our business with our various customers, price competition and changes in our customers’ supplier base or supply chain strategies, and the impact of seasonality on our business.

In the aggregate, our top 10 customers represented 67% of total revenue for the second quarter of 2016 (second quarter of 2015 — 68%) and 66% of total revenue for the first half of 2016 (first half of 2015 — 66%). We are dependent to a significant degree upon continued revenue from our largest customers. We generally enter into master supply agreements with our customers that provide the framework for our overall relationship. These agreements typically do not guarantee a particular level of business or fixed pricing. Instead, we bid on a program-by-program basis and typically receive customer purchase orders for specific quantities and timing of products. There can be no assurance that revenue from any of our major customers will continue at historical levels or will not decrease in absolute terms or as a percentage of total revenue. A significant revenue decrease or pricing pressures from these or other customers, or a loss of a major customer or program, could have a material adverse impact on our business, our operating results and our financial position.

In the EMS industry, customers may cancel contracts and volume levels can be changed or delayed. Customers may also shift business to a competitor or bring programs in-house to improve their own utilization or to adjust the concentration of their supplier base to manage supply continuity risk. We cannot assure the replacement of completed, delayed, cancelled or reduced orders with new business. In addition, we cannot assure that any of our current customers will continue to utilize our services. Order cancellations and changes or delays in production could have a material adverse impact on our results of operations and working capital performance, including requiring us to carry higher than expected levels of inventory. Order cancellations and delays could also lower our asset utilization, resulting in lower margins. Significant period-to-period changes in margins can also result if new program wins or follow-on business are more competitively priced than past programs.

We believe that profitable revenue growth depends to a significant extent on increasing sales to existing customers for their current and future product generations and expanding the range of services we provide to these customers. We also continue to pursue new customers and acquisition opportunities to expand our end market penetration, to diversify our end market mix, and to enhance and add new technologies and capabilities to our offerings.

Gross profit:

The following table is a breakdown of gross profit and gross margin (gross profit as a percentage of total revenue) for the periods indicated:

	Three months ended June 30		Six months ended June 30
	2015	2016	2015	2016
Gross profit (in millions)	$97.3	$111.8	$188.7	$204.6
Gross margin	6.9%	7.5%	6.9%	7.2%

Compared to the same periods in 2015, gross profit for the second quarter and first half of 2016 increased 15% and 8%, respectively, primarily driven by higher revenue levels and improved program mix in 2016. We also made margin improvements in each of our semiconductor and solar businesses during the second quarter and first half of 2016 as compared to the prior year periods.

In general, in addition to fluctuations in revenue, multiple factors cause gross margin to fluctuate including, among others: volume and mix of products or services; higher/lower revenue concentration in lower gross margin products and end markets; pricing pressures; contract terms and conditions; production efficiencies; utilization of manufacturing capacity; changing material and labor costs, including variable labor costs associated with direct manufacturing employees; manufacturing and transportation costs; start-up and ramp-up activities; new product introductions; disruption in production at individual sites, including as a result of program transfers; cost structures at individual sites; foreign exchange volatility; and the availability of components and materials.

Our gross profit and SG&A (discussed below) are also impacted by the level of variable compensation expense we record in each period. Variable compensation expense includes expense related to awards under our team incentive plans available to eligible employees, our sales incentive plans, and our stock-based compensation plans, including stock options, PSUs and RSUs. See “Stock-based compensation” below. The amount of variable compensation expense related to performance-based compensation varies each period depending on the level of achievement of pre-determined performance goals and financial targets.

Selling, general and administrative expenses:

SG&A for the second quarter of 2016 of $54.4 million (3.7% of total revenue) increased $4.3 million compared to $50.1 million (3.5% of total revenue) for the same period in 2015, primarily due to higher foreign exchange losses recorded in the second quarter of 2016. SG&A for the first half of 2016 was relatively flat compared to the same period in 2015, with higher foreign exchange losses offset by lower stock-based compensation expense in the first half of 2016 (discussed below).

Stock-based compensation:

Our employee stock-based compensation expense, which excludes DSU expense, varies each period, and includes mark-to-market adjustments for any awards we settle in cash and any plan amendments. The portion of our expense that relates to performance-based compensation generally varies depending on our level of achievement of pre-determined performance goals and financial targets. See the table in the section captioned “Non-IFRS Measures” below for the respective amounts of employee stock-based compensation expense recorded in each of cost of sales and SG&A for the second quarter and first half of 2016 and 2015.

	Three months ended June 30		Six months ended June 30
	2015	2016	2015	2016
Employee stock-based compensation (in millions)	$7.1	$6.8	$18.6	$16.2

Compared to the same period in 2015, our employee stock-based compensation expense was relatively flat for the second quarter of 2016. Compared to the first half of 2015, our employee stock-based compensation expense for the first half of 2016 decreased by $2.4 million, primarily due to lower amounts recorded in the first half of 2016 in connection with the accelerated recognition of stock-based compensation expense for employees eligible for retirement.

Management currently intends to settle all outstanding share unit awards with subordinate voting shares purchased in the open market by a trustee or by issuing subordinate voting shares from treasury. Accordingly, we have accounted for these share unit awards as equity-settled awards. See “Cash requirements” below.

In the second quarter and first half of 2016, we also recorded DSU expense of $0.5 million and $1.0 million, respectively (second quarter and first half of 2015 — $0.5 million and $1.0 million, respectively) through SG&A.

Other charges (recoveries):

We have recorded the following restructuring and other charges (recoveries) for the periods indicated (in millions):

	Three months ended June 30		Six months ended June 30
	2015	2016	2015	2016
Restructuring charges	$9.5	$4.5	$9.8	$6.5
Other	(0.2)	(7.5)	(0.2)	(7.8)
	$9.3	$(3.0)	$9.6	$(1.3)

We perform ongoing evaluations of our business, operational efficiency and cost structure, and implement restructuring actions as we deem necessary. As a result of our most recent evaluation, during the second quarter and first half of 2016, we recorded restructuring charges of $4.5 million and $6.5 million, respectively. During the second quarter of 2016, we recorded restructuring charges to consolidate certain of our sites and to reduce our workforce, consisting of cash charges of $2.3 million, primarily for employee termination costs and contractual lease obligations related to operations that we have begun to wind down, and non-cash charges of $2.2 million, primarily to write down certain plant assets and equipment to recoverable amounts. In addition, during the first quarter of 2016, we recorded restructuring charges of $2.0 million for employee termination costs. During the second quarter and first half of 2015, we recorded restructuring charges of $9.5 million and $9.8 million, respectively. During the second quarter of 2015, we consolidated two of our semiconductor sites and implemented employee headcount reductions in various geographies. We recorded cash charges of $5.3 million during the second quarter of 2015, primarily for employee termination costs and non-cash charges of $4.2 million, primarily to write down certain equipment to recoverable amounts. Our restructuring provision at June 30, 2016 was $3.8 million (December 31, 2015 — $10.7 million) comprised primarily of employee termination costs which we currently expect to pay by the end of 2016, and lease obligations to be paid out over the remaining lease terms through the end of 2017. All cash outlays have been, and the balance is expected to be, funded with cash on hand.

In order to further streamline our business and improve margin performance, we expect to implement additional restructuring actions during the remainder of 2016. However, we currently do not expect the related restructuring charges to be material.

We may also propose additional future restructuring actions or divestitures as a result of changes in our business (including as a result of transitions associated with our new CEO, our GBS and OD initiatives (as defined below),  and/or other changes to our operating model), the marketplace and/or our exit from less profitable, under-performing, non-core or non-strategic operations. In addition, an increase in the frequency of customers transferring business to our EMS competitors, changes in the volumes they outsource, pricing pressures, or requests to transfer their programs among our sites or to lower-cost locations, may also result in our taking future restructuring actions. We may incur higher operating expenses during periods of transitioning programs within our network or to our competitors. Any such restructuring activities, if undertaken at all, could adversely impact our operating and financial results, and may require us to further adjust our operations and internal processes and controls.

We have commenced our Global Business Services (GBS) initiative and are developing plans for our Organizational Design (OD) initiative. Our GBS initiative focuses on integrating, standardizing and optimizing end-to-end business processes. Our OD initiative involves redesigning our organizational structure with the goal of increasing the overall effectiveness of the organization by improving internal alignment, reducing complexity and increasing our speed to outcome so we can accelerate profitable growth.

In July 2016, we received recoveries of damages of $12.0 million in connection with the settlement of class action lawsuits in which we were a plaintiff, related to certain purchases we made in prior periods. We recorded these recoveries as other current assets on our consolidated balance sheet as of June 30, 2016. These recoveries were offset in part by a provision we recorded in the second quarter of 2016 with respect to the settlement of an unrelated legal matter based on our current estimate of the likely outcome.

Income taxes:

We had a net income tax expense of $12.9 million on earnings before tax of $49.1 million for the second quarter of 2016, compared to a net tax expense of $5.1 million on earnings before tax of $29.3 million for the second quarter of 2015. For the first half of 2016, we had a net income tax expense of $16.5 million on earnings before tax of $78.3 million, compared to a net income tax expense of $12.1 million on earnings before tax of $56.0 million for the first half of 2015.

Current income taxes for the second quarter and first half of 2016 consisted primarily of tax expense recorded in jurisdictions with current taxes payable. Deferred income taxes for the second quarter and first half of 2016 consisted primarily of net deferred income tax for changes in temporary differences in various jurisdictions. Our net income tax expense of $12.9 million for the second quarter of 2016 was adversely affected by taxable foreign exchange impacts of $2.5 million arising from the weakening of the Malaysian ringgit and Chinese renminbi relative to the U.S. dollar. Our net income tax expense of $3.6 million for the first quarter of 2016 was favorably impacted by taxable foreign exchange benefits arising from the strengthening of these two currencies relative to the U.S. dollar. Our functional and reporting currency is the U.S. dollar; however, our income tax expense is based primarily on taxable income determined in the currency of the country of origin. As a result, foreign currency translation differences impact our income tax expense from period to period.

Current income taxes for the second quarter and first half of 2015 consisted primarily of tax expense recorded in jurisdictions with current taxes payable. Deferred income taxes for the second quarter and first half of 2015 consisted primarily of net deferred income tax recoveries for changes in temporary differences in various jurisdictions.

We conduct business operations in a number of countries, including countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our effective tax rate can vary significantly from period to period for various reasons, including the mix and volume of business in lower tax jurisdictions, and in jurisdictions with tax holidays and tax incentives that have been negotiated with the respective tax authorities (see discussion below). Our effective tax rate can also vary as a result of restructuring charges, foreign exchange fluctuations, operating losses, certain tax exposures, the time period in which losses may be used under tax laws and whether management believes it is probable that future taxable profit will be available to allow us to recognize deferred income tax assets.

Certain countries in which we do business grant tax incentives to attract and retain our business. Our tax expense could increase significantly if certain tax incentives from which we benefit are retracted. A retraction could occur if we fail to satisfy the conditions on which these tax incentives are based, or if they are not renewed or replaced upon expiration. Our tax expense could also increase if tax rates applicable to us in such jurisdictions are otherwise increased, or due to changes in legislation or administrative practices. Changes in our outlook in any particular country could impact our ability to meet the required conditions.

Our tax incentives currently consist of tax holidays for the profits of our Thailand and Laos subsidiaries, as well as tax incentives for dividend withholding taxes for these subsidiaries. These tax incentives are subject to certain conditions with which we intend to comply, and expire between 2019 and 2028. We were granted tax incentives for our Malaysian subsidiaries from 2010 to 2014, however, we did not benefit from any Malaysian tax incentives in 2015 or the first half of 2016 (see discussion below).

Our Malaysian income tax incentives expired as of the end of 2014. While negotiations for Malaysian incentives are ongoing, we currently expect to be granted new pioneer incentives for only limited portions of our Malaysian business. As a result, we recorded Malaysian income taxes at full statutory tax rates in 2015 and the first half of 2016. As we continue to negotiate tax incentives with Malaysian authorities, including the activities covered, exemption levels, incentive conditions or commitments, and the effective commencement date of the incentive, we are currently unable to quantify the benefits or applicable periods of any such incentives, and there can be no assurance that any such incentives will be granted.

We have multiple income tax incentives in Thailand with varying exemption periods. These incentives initially allow for a 100% income tax exemption, which after eight years transition to a 50% income tax exemption for the next five years. Upon full expiry of each of the incentives, taxable profits associated with such expired tax incentives become fully taxable. Two of our remaining Thailand tax incentives expire between 2019 and 2020, while two other incentives transition to the 50% exemption in 2022 and 2023, and expire in 2027 and 2028.

In certain jurisdictions, primarily in the Americas and Europe, we currently have significant net operating losses and other deductible temporary differences, which we expect will be used to reduce taxable income in these jurisdictions in future periods.

We develop our tax filing positions based upon the anticipated nature and structure of our business and the tax laws, administrative practices and judicial decisions currently in effect in the jurisdictions in which we have assets or conduct business, all of which are subject to change or differing interpretations, possibly with retroactive effect. We are subject to tax audits globally by various tax authorities of historical information which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. Any such increase in our income tax expense and related interest and/or penalties could have a significant adverse impact on our future earnings and future cash flows.

Certain of our subsidiaries provide financing, or products and services to, and may from time-to-time undertake certain significant transactions with other subsidiaries in different jurisdictions. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm’s-length pricing principles, and that contemporaneous documentation must exist to support such pricing.

Tax authorities in Canada have taken the position that income reported by one of our Canadian subsidiaries should have been materially higher in 2001 and 2002 and materially lower in 2003 and 2004 as a result of certain inter-company transactions, and have imposed limitations on benefits associated with favorable adjustments arising from inter-company transactions and other adjustments. We have appealed this decision with the Canadian tax authorities and have sought assistance from the relevant Competent Authorities in resolving the transfer pricing matter under relevant treaty principles. We could be required to provide security up to an estimated maximum range of $20 million to $25 million Canadian dollars (approximately $15 million to $19 million at period-end exchange rates) in the form of letters of credit to the tax authorities in connection with the transfer pricing appeal; however, we do not believe that such security will be required. If the tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges associated with the proposed limitations of the favorable adjustments could be approximately $41 million Canadian dollars (approximately $32 million at period-end exchange rates). Resolution of these matters is currently anticipated during the remainder of 2016.

Canadian tax authorities have taken the position that certain interest amounts deducted by one of our Canadian entities in 2002 through 2004 on historical debt instruments should be re-characterized as capital losses. If the tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges could be approximately $33 million Canadian dollars (approximately $25 million at period-end exchange rates). We have appealed this decision with the Canadian tax authorities and have provided the requisite security to the tax authorities, including a letter of credit in January 2014 of $5 million Canadian dollars (approximately $4 million at period-end exchange rates), in addition to amounts previously on account, in order to proceed with the appeal. We believe that our asserted position is appropriate and would be sustained upon full examination by the tax authorities and, if necessary, upon consideration by the judicial courts. Our position is supported by our Canadian legal tax advisors.

The successful pursuit of the assertions made by any taxing authority related to the above noted tax audits or others could result in our owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted positions and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of these claims and any resulting proceedings. If these claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and could be in excess of amounts currently accrued.

Acquisitions:

We may, at any time, be engaged in ongoing discussions with respect to possible acquisitions that could expand our service offerings, increase our penetration in various industries, establish strategic relationships with new or existing customers and/or enhance our global supply chain network. In order to enhance our competitiveness and expand our revenue base or the services we offer our customers, we may also look to grow our services or capabilities beyond our traditional areas of EMS expertise. There can be no assurance that any of these discussions will result in a definitive purchase agreement and, if they do, what the terms or timing of any such agreement would be. There can also be no assurance that an acquisition will be successfully integrated or will generate the returns we expect. We did not complete any acquisitions in 2015 or the first half of 2016.

Liquidity and Capital Resources

Liquidity

The following tables show key liquidity metrics for the periods indicated (in millions):

	December 31 2015	June 30 2016
Cash and cash equivalents	$545.3	$472.9
Borrowings under credit facility	262.5	280.0

	Three months ended June 30		Six months ended June 30
	2015	2016	2015	2016
Cash provided by (used in) operating activities	$44.4	$(4.5)	$79.5	$(22.8)
Cash used in investing activities	(39.2)	(15.7)	(51.8)	(28.6)
Cash used in financing activities	(77.6)	(18.4)	(95.9)	(21.0)

Changes in non-cash working capital items (included in operating activities above):
A/R	$(25.5)	$(87.3)	$23.7	$(60.7)
Inventories	(64.2)	(49.7)	(99.1)	(111.0)
Other current assets	1.8	(15.4)	(0.3)	(10.5)
A/P, accrued and other current liabilities and provisions	81.9	70.5	57.8	39.3
Working capital changes	$(6.0)	$(81.9)	$(17.9)	$(142.9)

Cash provided by (used in) operating activities:

In the second quarter of 2016, we used $4.5 million of cash in operating activities compared to $44.4 million of cash we generated from operating activities in the second quarter of 2015. For the first half of 2016, we used $22.8 million of cash in operating activities compared to $79.5 million of cash we generated from operating activities in the same period in 2015. The decreases as compared to the second quarter and first half of 2015 were primarily due to higher working capital requirements in the same periods of 2016 that more than offset the increases in net earnings in those periods of 2016. Compared to the same periods in 2015, the increased working capital requirements in the second quarter and first half of 2016 reflected the timing of revenue and collections of certain customer receivables, as well as higher inventory levels in those periods in 2016, required primarily to support new customer programs, and customer demand changes late in the second quarter of 2016. We are seeing some customers attempt to negotiate for extended payment terms, which, if granted, could adversely impact our working capital requirements, and increase our financial exposure and credit risk.

Our non-IFRS free cash flow of negative $23.8 million for the second quarter of 2016 decreased $26.2 million compared to the second quarter of 2015, primarily due to $4.5 million of cash we used in operating activities in the second quarter of 2016 (primarily as a result of the working capital requirements for the period discussed above in “Cash provided by (used in) operating activities”) compared to $44.4 million of cash we generated from operating activities in the second quarter of 2015, that more than offset the $21.0 million cash advances we made to the Solar Supplier in the second quarter of 2015. Non-IFRS free cash flow is defined as cash provided by or used in operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), finance lease payments, advances to (or repayments from) the Solar Supplier, and finance costs paid. Note, however, that non-IFRS free cash flow does not represent residual cash flow available to Celestica for discretionary expenditures.  Management uses non-IFRS free cash flow as a measure, in addition to IFRS cash provided by or used in operations, to assess our operational cash flow performance. We believe non-IFRS free cash flow provides another level of transparency to our liquidity. A reconciliation of this measure to cash provided by operating activities measured under IFRS is set forth below:

	Three months ended June 30		Six months ended June 30
	2015	2016	2015	2016
IFRS cash provided by (used in) operations	$44.4	$(4.5)	$79.5	$(22.8)
Purchase of property, plant and equipment, net of sales proceeds	(18.2)	(17.7)	(30.8)	(33.6)
Finance lease payments	—	(1.1)	—	(2.4)
Repayments from (Advances to) Solar Supplier	(21.0)	2.0	(21.0)	5.0
Finance costs paid	(2.8)	(2.5)	(3.3)	(4.8)
Non-IFRS free cash flow	$2.4	$(23.8)	$24.4	$(58.6)

Cash used in investing activities:

Our capital expenditures for the second quarter and first half of 2016 were $18.2 million and $34.3 million, respectively (second quarter and first half of 2015 — $18.5 million and $31.2 million, respectively). The capital expenditures were incurred primarily to enhance our manufacturing capabilities in various geographies and to support new customer programs. We funded these capital expenditures from cash on hand. From time-to-time, we receive cash proceeds from the sale of surplus equipment and property.

In March 2015, we entered into a supply agreement with the Solar Supplier that includes a commitment by us to provide cash advances of up to $31 million to help secure our solar cell supply. The advances were used by the Solar Supplier to help finance the expansion of its manufacturing operations into Malaysia. This supply agreement has an initial term of three and a half years, and is subject to automatic renewal for successive one-year terms unless either party provides a notice of intent not to renew. We believe that advances are typical for the solar industry. All such cash advances are scheduled to be repaid by this supplier through quarterly repayment installments, which commenced in the fourth quarter of 2015 (with a $3.0 million repayment) and are to continue through the end of 2017. We have advanced a total of $29.5 million under this agreement. We received a cash repayment of $2.0 million from this supplier in the second quarter of 2016 (first half of 2016 — $5.0 million).  In July 2016, we received an additional cash repayment of $2.0 million from this supplier.

Cash used in financing activities:

During 2015, we amended our credit facility to extend its maturity to May 2020, and to add a non-revolving $250.0 million term loan (Term Loan) to the facility, to fund a portion of our share repurchases under our $350.0 million substantial issuer bid that we completed in the second quarter of 2015 (SIB). We repurchased and cancelled approximately 26.3 million subordinate voting shares pursuant to the SIB, which we funded with the $250.0 million Term Loan, $25.0 million drawn on the Revolving Facility and $75.0 million of cash. Details of the SIB are described in note 12 to our 2015 audited consolidated financial statements. We also borrowed an additional $40.0 million under the Revolving Facility in the first quarter of 2016 in order to fund the share repurchases under our 2016 NCIB, and to pre-fund the $30.0 million PSR discussed above. During the second quarter of 2016, we made a scheduled quarterly principal repayment of $6.25 million under the Term Loan (first half of 2016 — $12.5 million), and a repayment of $10.0 million under the Revolving Facility. We currently intend to repay the remaining $55.0 million outstanding under the Revolving Facility within the next twelve months.

During the second quarter and first half of 2016, we paid finance costs of $2.5 million and $4.8 million, respectively, including the interest on the Term Loan (see “Cash requirements” below). During the second quarter and first half of 2015, we paid finance costs of $2.8 million and $3.3 million, respectively, including $1.9 million of debt issuance costs in connection with the amendment of the credit facility in May 2015.

We completed the $30.0 million PSR in May 2016, pursuant to which we repurchased and cancelled 2.8 million subordinate voting shares at a weighted average price of $10.69 per share. Prior to the launch of the PSR, we paid $4.3 million (including transaction fees) in the first quarter of 2016 to repurchase and cancel 0.4 million subordinate voting shares under our 2016 NCIB at a weighted average price of $10.73 per share. During the second quarter of 2015, we repurchased and cancelled approximately 26.3 million subordinate voting shares for $350.0 million, pursuant to the SIB which we funded as described above. During the first quarter of 2015, we paid $19.8 million (including transaction fees) to repurchase and cancel 1.7 million subordinate voting shares under our 2014 NCIB at a weighted average price of $11.66 per share. No repurchases under the 2014 NCIB were made in the second quarter of 2015.

During the second quarter and first half of 2016, we made scheduled quarterly payments of $1.1 million and $2.4 million, respectively, under a finance lease agreement (see “Cash requirements” below). The payments under this agreement will reduce our non-IFRS free cash flow during the 5-year lease term.

Cash requirements:

We maintain a revolving credit facility, uncommitted bank overdraft facilities, and an A/R sales program to provide short-term liquidity and to have funds available for working capital and other investments to support our strategic priorities. Our working capital requirements can vary significantly from month-to-month due to a range of business factors, including the ramping of new programs, expansion of our services and business operations, timing of purchases, higher levels of inventory for new programs and anticipated customer demand, timing of payments and A/R collections, and customer forecasting variations. The international scope of our operations may also create working capital requirements in certain countries while other countries generate cash in excess of working capital needs. Moving cash between countries on a short-term basis to fund working capital is not always expedient due to local currency regulations, tax considerations, and other factors. To meet our working capital requirements and to provide short-term liquidity, we may draw on our Revolving Facility or sell A/R through our A/R sales program. The timing and the amounts we borrow or repay under these facilities can vary significantly from month-to-month depending upon our cash requirements. In addition, since our accounts receivable sales program is on an uncommitted basis, there can be no assurance that any participant bank will purchase the accounts receivable we wish to sell to them under this program. See “Capital Resources” below.

We had $472.9 million in cash and cash equivalents at June 30, 2016 (December 31, 2015 — $545.3 million).

We believe that the Term Loan was a more cost-effective method of financing a portion of the SIB than pursuing the use of the accordion feature of our Revolving Facility to increase its maximum limit, as the principal repayments under the Term Loan do not subject us to unused line fees. We do not believe that such indebtedness, or the aggregate costs of the SIB, have had or will have a material adverse impact on our liquidity, our results of operations or financial condition. We are required to make quarterly principal payments on the Term Loan of $6.25 million. We anticipate that interest on the Term Loan, based on current interest rates, will be approximately $2 million per quarter. Any increase in prevailing interest rates or margins could cause this amount to increase. See “Capital Resources — Financial risks — Interest rate risk” below. We believe that cash flow from operating activities, together with cash on hand, remaining availability under our Revolving Facility and intra-day and overnight bank overdraft facilities, and cash from the sale of A/R, will be sufficient to fund our currently anticipated working capital needs and planned capital spending (including the commitments described elsewhere herein).

We may issue debt, convertible debt or equity securities in the future to fund operations or make acquisitions. Equity or convertible debt securities could dilute current shareholders’ positions; debt or convertible debt securities could have rights and privileges senior to those of equity holders and the terms of these debt securities could impose restrictions on our operations. The pricing of any such securities would be subject to market conditions at the time of issuance.

As at June 30, 2016, a significant portion of our cash and cash equivalents was held by foreign subsidiaries outside of Canada. Although substantially all of the cash and cash equivalents held outside of Canada can be repatriated, a significant portion may be subject to withholding taxes under current tax laws. While some of our subsidiaries are subject to local governmental restrictions on the flow of capital into and out of their jurisdictions (including in the form of cash dividends, loans or advances to us), these restrictions have not had a material impact on our ability to meet our cash obligations. We have not recognized deferred tax liabilities for cash and cash equivalents held by certain subsidiaries related to unremitted earnings that are considered indefinitely reinvested outside of Canada and that we do not intend to repatriate in the foreseeable future.

Our capital spending varies each period based on the timing of new business wins and forecasted sales levels. Based on our current operating plans, we anticipate capital spending for 2016 to be approximately 1.0% to 1.5% of revenue, and expect to fund these expenditures from cash on hand and through the financing agreements below.

Customer or program transfers between EMS providers are part of the competitive nature of our industry. From time-to-time, we make commitments to purchase assets, primarily inventory, or fund certain costs, as part of transitioning programs from a customer or a competitor. In April 2015, we purchased $27.6 million of inventory and assumed the relevant workforce in connection with a program transferred to us from one of our aerospace and defense customers. We have no further purchase obligations under this agreement.

We have entered into financing agreements for the lease of machinery and equipment. For leases where the risks and rewards of ownership have substantially transferred to us, we capitalize the leased asset and record a corresponding liability on our consolidated balance sheet. In relation to our global solar expansion plan described in “Overview” above, we entered into a five-year agreement in April 2015, pursuant to which we leased $19.3 million of manufacturing equipment to be used in our solar operations in Asia. As of June 30, 2016, we received all the equipment under the agreement. At June 30, 2016, our lease obligations were $17.3 million, consisting of short-term obligations of $4.1 million and long-term obligations of $13.2 million. This agreement requires quarterly lease payments, which commenced in January 2016. $1.1 million and $2.4 million of lease payments were made in the second quarter and first half of 2016, respectively.

In March 2015, we entered into a supply agreement with the Solar Supplier which includes a commitment by us to provide cash advances of up to $31.0 million in order to secure our solar cell supply. We have advanced a total of $29.5 million under this agreement. All such cash advances are scheduled to be repaid by this supplier through quarterly repayment installments, which commenced in the fourth quarter of 2015 and are to continue through the end of 2017. We received a cash repayment of $2.0 million in the second quarter of 2016 as well as an additional $2.0 million in July 2016. As of June 30, 2016, $21.5 million remains recoverable from this supplier. As noted above, the payment of these advances, as well as repayments thereof, are included in our calculation of non-IFRS free cash flow.

On July 23, 2015, we entered into the Property Sale Agreement to sell our real property located in Toronto, Ontario, which includes the site of our corporate headquarters and our Toronto manufacturing operations. Subject to completion of the transaction, the purchase price is approximately $137 million Canadian dollars ($105.6 million at period-end exchange rates), exclusive of applicable taxes and subject to certain adjustments. Upon execution of the Property Sale Agreement, the Property Purchaser paid us a cash deposit of $15 million Canadian dollars ($11.2 million at the then-prevailing exchange rate), which is non-refundable except in limited circumstances. Upon closing, which is subject to various conditions, including municipal approvals and is currently anticipated to occur within approximately two years from the execution date of the Property Sale Agreement, the Property Purchaser is to pay us an additional $53.5 million Canadian dollars in cash ($41.2 million at period-end exchange rates). The balance of the purchase price is to be satisfied upon closing by an interest-free, first-ranking mortgage in the amount of $68.5 million Canadian dollars ($52.8 million at period-end exchange rates) to be registered on title to the property and having a term of two years from the closing date. There can be no assurance that this transaction will be completed within the expected time period, or at all. As part of the transaction, we have agreed, upon closing, to enter into an interim lease for our existing corporate head office and manufacturing premises on a portion of the real estate for an initial two-year term on a rent-free basis (subject to certain payments including taxes and utilities), which is to be followed by a longer-term lease for our new corporate headquarters, on commercially reasonable arm’s-length terms. Should the transaction close, we expect to be able to find a replacement site on commercially acceptable terms for our Toronto manufacturing operations, but there can be no assurance that this will be the case. Should the transaction close, we expect to incur significant transition costs to transfer the manufacturing operations to an alternate location and to prepare and customize the new site to meet our manufacturing needs. The costs, timing, and execution of this relocation could have a material adverse impact on our business, our operating results and our financial position.

We have granted share unit awards to employees under our stock-based compensation plans. Under one such plan, we have the option to satisfy the delivery of shares upon vesting of the awards by purchasing subordinate voting shares in the open market or by settling such awards in cash, although we currently expect to satisfy these awards with subordinate voting shares purchased in the open market. Under our other stock-based compensation plan, we may (at the time of grant) authorize the grantee to elect to settle awards in either cash or subordinate voting shares. Absent such permitted election, grants will be settled in subordinate voting shares, which may be purchased in the open market or issued from treasury, subject to certain limits. The timing of, and the amounts paid for, these purchases can vary from period to period. We have funded, and expect to continue to fund, share repurchases for this purpose from cash on hand.

Historically, we have funded our share repurchases under our NCIBs from cash on hand, and under our SIBs from a combination of indebtedness and cash on hand. In the first quarter of 2016, however, we funded our share repurchases under the 2016 NCIB and the $30.0 million PSR thereunder from borrowings under our Revolving Facility. We did not make any share repurchases under our 2016 NCIB after the completion of our PSR in May 2016.

We provide routine indemnifications, the terms of which range in duration and often are not explicitly defined. These may include indemnifications against third-party intellectual property infringement claims and certain third-party negligence claims for property damage. We have also provided indemnifications in connection with the sale of certain businesses and real property. The maximum potential liability from these indemnifications cannot be reasonably estimated. In some cases, we have recourse against other parties to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these types of indemnifications.

Litigation and contingencies:

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity.

Commencing in 2007, securities class action lawsuits were brought against us and certain of our officers, a director and Onex in the United States District Court for the Southern District of New York, alleging violations of United States federal securities laws. In 2015, a settlement of the consolidated class action lawsuits was reached and the District Court granted final approval of the settlement in July 2015. The time for any appeal from the approval of the settlement had expired without any appeal having been filed.  The settlement payment to the plaintiffs was paid by our liability insurance carriers in 2015.

In 2007, parallel class proceedings were initiated against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. These proceedings are not affected by the settlement discussed above. On October 15, 2012, the Ontario Superior Court of Justice granted limited aspects of the defendants’ motion to strike, but dismissed the defendants’ limitation period argument. The defendants’ appeal of the limitation period issue was dismissed on February 3, 2014 when the Court of Appeal for Ontario overturned its own prior decision on the limitation period issue. On August 7, 2014, the defendants were granted leave to appeal the decision to the Supreme Court of Canada, together with two other cases that dealt with the limitation period issue. The Supreme Court of Canada heard the appeal on February 9, 2015. The Supreme Court of Canada released its decision on December 4, 2015, allowing the defendants’ appeal and holding that the statutory claims of the plaintiff and the class under the Ontario Securities Act are barred by the applicable limitation period. In an earlier decision dated February 14, 2014, the Ontario Superior Court of Justice denied certification of the plaintiffs’ common law claims. No party appealed that decision. We are seeking our costs of the Supreme Court proceedings and the proceedings below. It is too early to assess the quantum of costs that may be awarded, if any. The Canadian plaintiff initiated a second motion to certify its common law claims, which was quashed by a decision of the Ontario Superior Court of Justice on May 24, 2016.

See “Income Taxes” above for a description of certain tax audits and positions, and contingencies associated therewith.

Capital Resources

Our capital resources consist of cash, short-term investments, access to a revolving credit facility, intraday and overnight bank overdraft facilities, an A/R sales program and capital stock. We regularly review our borrowing capacity and make adjustments, as permitted, for changes in economic conditions and changes in our requirements. We centrally manage our funding and treasury activities in accordance with corporate policies, the main objectives of which are to ensure appropriate levels of liquidity, to have funds available for working capital or other investments we determine are required to grow our business, to comply with debt covenants, to maintain adequate levels of insurance, and to balance our exposures to market risks.

At June 30, 2016, we had cash and cash equivalents of $472.9 million (December 31, 2015 — $545.3 million), of which approximately 85% was cash and 15% consisted of cash equivalents. The majority of our cash and cash equivalents was denominated in U.S. dollars, and the remainder was held primarily in Canadian dollars and Chinese renminbi. Our current portfolio consists of bank deposits and certain money market funds that primarily hold U.S. government securities. A default by the U.S. government on such securities could have a material adverse effect on our results of operations and financial condition.

The majority of our cash and cash equivalents is held with financial institutions each of which had at June 30, 2016 a Standard and Poor’s short-term rating of A-1 or above. Our cash and cash equivalents are subject to intra-quarter swings, generally related to the timing of A/R collections, inventory purchases and payments, and other capital uses.

We amended our $300.0 million Revolving Facility in 2015 to add the $250.0 million non-revolving Term Loan to fund a portion of our share repurchases under the SIB. The Revolving Facility has an accordion feature that allows us to increase the $300.0 million limit by an additional $150.0 million on an uncommitted basis upon satisfaction of certain terms and conditions. The Revolving Facility also includes a $25.0 million swing line, subject to the overall revolving credit limit, that provides for short-term borrowings up to a maximum of seven days. The Revolving Facility permits us and certain designated subsidiaries to borrow funds for general corporate purposes, including acquisitions. Borrowings under the Revolving Facility bear interest for the period of the draw at various base rates selected by us consisting of LIBOR, Prime, Base Rate Canada, and Base Rate (each as defined in the amended credit agreement), plus a margin. The margin for borrowings under the Revolving Facility ranges from 0.6% to 1.4% (except in the case of the LIBOR base rate, in which case, the margin ranges from 1.6% to 2.4%), based on a specified financial ratio based on indebtedness. Outstanding amounts under the Revolving Facility are due at maturity (but are permitted to be repaid prior thereto, and are required to be repaid under specified circumstance). The Term Loan bears interest at LIBOR plus a margin ranging from 2.0% to 3.0% based on the same financial ratio. The Term Loan requires quarterly principal repayments of $6.25 million, with the remainder due at maturity. We are permitted to make voluntary prepayments of the Term Loan, subject to certain terms and conditions. Prepayments on the Term Loan are also required under certain circumstances. Repaid amounts on the Term Loan may not be re-borrowed. During the first quarter of 2016, we borrowed $40.0 million under the Revolving Facility in order to fund share repurchases under our 2016 NCIB and to pre-fund a $30.0 million PSR thereunder. In the second quarter of 2016, we made a cash repayment of $10.0 million under the Revolving Facility. We currently intend to repay the remaining $55.0 million outstanding as of June 30, 2016 under the Revolving Facility within the next twelve months. During the second quarter and first half of 2016, we incurred $1.9 million and $3.6 million in interest expense under this facility, respectively.

We are required to comply with certain restrictive covenants under the credit facility, including those relating to the incurrence of senior ranking indebtedness, the sale of assets, a change of control, and certain financial covenants related to indebtedness and interest coverage. Certain of our assets are pledged as security for borrowings under this facility. If an event of default occurs and is continuing, the administrative agent may declare all advances on the facility to be immediately due and payable and may cancel the lenders’ commitments to make further advances thereunder. At June 30, 2016, there was $280.0 million outstanding under this facility (December 31, 2015 — $262.5 million outstanding), and we were in compliance with all restrictive and financial covenants thereunder. The amended facility is scheduled to mature in May 2020.

At June 30, 2016, we had $29.1 million (December 31, 2015 — $27.2 million) outstanding in letters of credit under the Revolving Facility. We also arrange letters of credit and surety bonds outside of the Revolving Facility. At June 30, 2016, we had $11.6 million (December 31, 2015 — $8.5 million) of such letters of credit and surety bonds outstanding.

At June 30, 2016, we had $215.9 million available under the Revolving Facility for future borrowings. We also have a total of $70.0 million of uncommitted bank overdraft facilities available for intraday and overnight operating requirements. There were no amounts outstanding under these overdraft facilities at June 30, 2016 or December 31, 2015.

We have an accounts receivable sales agreement to sell up to $250.0 million at any one time in accounts receivable on an uncommitted basis (subject to pre-determined limits by customer) to two third-party banks. Each of these banks had a Standard and Poor’s short-term rating of A-2 or above and a long-term rating of BBB+ or above at June 30, 2016. The term of this agreement has been annually extended in recent years for additional one-year periods (and is currently extendable to November 2017 under specified circumstances), but may be terminated earlier as provided in the agreement. At June 30, 2016, $60.0 million (December 31, 2015 — $50.0 million) of A/R were sold under this facility, and de-recognized from our accounts receivable balance. As our A/R sales program is on an uncommitted basis, there can be no assurance that any of the banks will purchase the A/R we intend to sell to them under this program.

The timing and the amounts we borrow and repay under our revolving credit and overdraft facilities, or sell under our A/R sales program, can vary significantly from month-to-month depending upon our working capital and other cash requirements.

Standard and Poor’s assigns a corporate credit rating to Celestica. This rating is not a recommendation to buy, sell or hold securities, inasmuch as it does not comment as to market price or suitability for a particular investor. This rating may be subject to revision or withdrawal at any time by the rating organization. At June 30, 2016, our Standard and Poor’s corporate credit rating was BB, with a stable outlook. A reduction in our credit rating or change in outlook could adversely impact our future cost of borrowing.

Our strategy on capital risk management has not changed significantly since the end of 2015. Other than the restrictive and financial covenants associated with our credit facility noted above, we are not subject to any contractual or regulatory capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations or cash flows.

Financial instruments:

Our short-term investment objectives are to preserve principal and to maximize yields without significantly increasing risk, while at the same time not materially restricting our short-term access to cash. To achieve these objectives, we maintain a portfolio consisting of a variety of securities, including bank deposits and certain money market funds that primarily hold U.S. government securities.

The majority of our cash balances are held in U.S. dollars. We price the majority of our products in U.S. dollars and the majority of our materials costs are also denominated in U.S. dollars. However, a significant portion of our non-materials costs (including payroll, pensions, site costs and costs of locally sourced supplies and inventory) are denominated in various other currencies. As a result, we may experience foreign exchange gains or losses on translation or transactions due to currency fluctuations.

We have a foreign exchange risk management policy in place to govern our hedging activities. We do not enter into speculative trades. Our current hedging activity is designed to reduce the variability of our foreign currency costs where we have local manufacturing operations. We enter into forward exchange contracts to hedge against our cash flows and significant balance sheet exposures in certain foreign currencies. Balance sheet hedges are based on our forecasts of the future position of net monetary assets or liabilities denominated in foreign currencies and, therefore, may not mitigate the full impact of any translation impacts in the future. There can be no assurance that our hedging transactions will be successful in mitigating our foreign exchange risk.

At June 30, 2016, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Contract amount in U.S. dollars (in millions)	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain (loss) (in millions)
Canadian dollar	$293.5	$0.76	12	$2.9
Thai baht	95.6	0.03	12	0.2
Malaysian ringgit	71.8	0.24	12	1.7
Mexican peso	23.2	0.06	12	(1.2)
British pound	113.4	1.39	4	2.7
Chinese renminbi	92.9	0.15	12	(0.8)
Euro	59.4	1.13	11	0.3
Romanian leu	22.0	0.25	11	(0.2)
Singapore dollar	21.6	0.72	12	0.6
Other	13.0		5	(0.7)
Total	$806.4			$5.5

These contracts, which have generally extended for periods of up to 15 months, will expire by the end of the second quarter of 2017. The fair value of the outstanding contracts at June 30, 2016 was a net unrealized gain of $5.5 million (December 31, 2015 — net unrealized loss of $24.0 million). The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the date the currency forward contracts were entered into and the valuation date at period end.

Financial risks:

We are exposed to a variety of risks associated with financial instruments and otherwise.

Currency risk: Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our cash receipts, cash payments and balance sheet exposures denominated in various currencies. The majority of our currency risk is driven by operational costs, including income tax expense, incurred in local currencies by our subsidiaries. As part of our risk management program, we attempt to mitigate currency risk through a hedging program using forecasts of our anticipated future cash flows and balance sheet exposures denominated in foreign currencies. We enter into foreign exchange forward contracts, generally for periods up to 15 months, to lock in the exchange rates for future foreign currency transactions, which is intended to reduce the variability of our operating costs and future cash flows denominated in local currencies. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates.  Although our functional currency is the U.S. dollar, currency risk on our income tax expense arises as we are generally required to file our tax returns in the local currency for each particular country in which we have operations. While our hedging program is designed to mitigate currency risk vis-à-vis the U.S. dollar, we remain subject to taxable foreign exchange impacts in our translated local currency financial results relevant for tax reporting purposes. We do not use derivative financial instruments for speculative purposes.

We cannot predict changes in currency exchange rates, the impact of exchange rate changes on our operating results, nor the degree to which we will be able to manage the impact of currency exchange rate changes. Such changes, including as a result of Brexit or other global events impacting currency exchange rates, could materially adversely affect our business, results of operations and financial condition.

Interest rate risk: Borrowings under our credit facility bear interest at specified rates, plus specified margins (as described above). Our borrowings under this facility, which at June 30, 2016 totalled $280.0 million, expose us to interest rate risk due to potential increases to the specified rates and margins. A one-percentage point increase in these rates would increase interest expense, based on outstanding borrowings of $280.0 million at June 30, 2016, by approximately $3 million annually.

Credit risk: Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our credit risk of counterparty non-performance is low. With respect to our financial market activities, we have adopted a policy of dealing only with credit-worthy counterparties to help mitigate the risk of financial loss from defaults. To attempt to mitigate the risk of financial loss from defaults under our foreign currency forward exchange contracts, our contracts are held by counterparty financial institutions, each of which had at June 30, 2016 a Standard and Poor’s rating of A-2 or above. In addition, we maintain cash and short-term investments in highly rated investments or on deposit with major financial institutions. Each financial institution with which we have our A/R sales program had a Standard and Poor’s short-term rating of A-2 or above and a long-term rating of BBB+ or above at June 30, 2016. Each financial institution from which annuities have been purchased for the defined benefit component of a pension plan had an A.M. Best or Standard and Poor’s long-term rating of A or above at June 30, 2016. We also provide unsecured credit to our customers in the normal course of business. We are also seeing some customers attempt to negotiate for extended payment terms, which, if granted, could adversely impact our working capital requirements, and increase our financial exposure and credit risk. We attempt to mitigate customer credit risk by monitoring our customers’ financial condition and performing ongoing credit evaluations as appropriate. We consider credit risk in determining our allowance for doubtful accounts and we believe our allowances are adequate.

Liquidity risk: Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We believe that cash flow from operating activities, together with cash on hand, cash from the sale of A/R, and borrowings available under our Revolving Facility and intraday and overnight bank overdraft facilities are sufficient to fund our currently anticipated financial obligations.

See note 20 to our 2015 audited consolidated financial statements for further details.

Related Party Transactions

Onex Corporation (Onex) beneficially owns or controls, directly or indirectly, all of our outstanding multiple voting shares. Accordingly, Onex has the ability to exercise significant influence over our business and affairs and generally has the power to determine all matters submitted to a vote of our shareholders where the subordinate voting shares and multiple voting shares vote together as a single class. Mr. Gerald Schwartz, the Chairman of the Board, President and Chief Executive Officer of Onex, is also one of our directors, and holds, directly or indirectly, shares representing the majority of the voting rights of Onex.

In January 2009, we entered into a Services Agreement with Onex for the services of Mr. Schwartz as a director of Celestica. The initial term of this agreement was one year and it automatically renews for successive one-year terms unless either party provides a notice of intent not to renew. Onex receives compensation under the Services Agreement in an amount equal to $200,000 per year, payable in DSUs in equal quarterly installments in arrears.

Also see discussion in “Cash requirements” above for a description of the Property Sale Agreement (and expected lease arrangements) with respect to our real property located in Toronto, Ontario (which includes our corporate headquarters and our Toronto manufacturing operations), for a purchase price of approximately $137.0 million Canadian dollars ($105.6 million at period-end exchange rates), exclusive of applicable taxes and subject to certain adjustments. Approximately 30% of the interests in the Property Purchaser are to be held by a privately-held company in which Mr. Schwartz has a material interest. Mr. Schwartz also has a non-voting interest in an entity which is to have an approximate 25% interest in the Property Purchaser.

Given the interest in the transaction by a related party, our board of directors formed a Special Committee, consisting solely of independent directors, which retained its own independent legal counsel, to review and supervise a competitive bidding process. The Special Committee, after considering, among other factors, that the purchase price for the property exceeded the valuation provided by an independent appraiser, determined that the Property Purchaser’s transaction terms were in the best interests of Celestica. Our board of directors, at a meeting where Mr. Schwartz was not present, approved the transaction based on the unanimous recommendation of the Special Committee.

Outstanding Share Data

As of July 15, 2016, we had 121,782,821 outstanding subordinate voting shares and 18,946,368 outstanding multiple voting shares. As of such date, we also had outstanding 2,298,728 stock options, 4,256,498 outstanding RSUs, 6,044,058 outstanding PSUs (assuming a maximum payout), and 1,376,403 outstanding DSUs, each vested option or unit entitling the holder thereof to receive one subordinate voting share (or in certain cases, cash) pursuant to the terms thereof (subject to certain time or performance-based vesting conditions).

Controls and Procedures

Evaluation of disclosure controls and procedures:

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act) designed to ensure that information we are required to disclose in the reports that we file or submit under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the U.S. Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision of and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2016. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of June 30, 2016, our disclosure controls and procedures are effective to meet the requirements of Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluation of controls can provide absolute assurance that all control issues within a company have been detected. Accordingly, our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of our disclosure control system are met.

Changes in internal control over financial reporting:

We did not identify any change in our internal control over financial reporting in connection with our evaluation thereof, that occurred during the second quarter or first half of 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management’s report on internal control over financial reporting:

Reference is made to our Management’s Report on page F-1 of our Annual Report on Form 20-F for the year ended December 31, 2015. Our auditors, KPMG LLP, an independent registered public accounting firm, have issued an audit report on our internal control over financial reporting as of December 31, 2015. This report appears on page F-2 of such Annual Report.

Unaudited Quarterly Financial Highlights (in millions, except percentages and per share amounts):

	2014		2015				2016
	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
Revenue	$1,423.1	$1,424.3	$1,298.5	$1,417.3	$1,408.5	$1,514.9	$1,353.3	$1,485.5
Gross profit %	7.4%	7.3%	7.0%	6.9%	7.2%	6.7%	6.9%	7.5%
Net earnings (loss)	$34.4	$(4.4)	$19.7	$24.2	$10.9	$12.1	$25.6	$36.2
Weighted average # of basic shares	177.5	175.6	172.3	164.9	143.0	143.1	143.5	142.1
Weighted average # of diluted shares	179.6	175.6	174.3	166.9	145.3	145.2	145.2	144.1
# of shares outstanding	176.7	174.6	169.2	142.9	143.0	143.5	143.3	140.7
IFRS earnings (loss) per share:
basic	$0.19	$(0.03)	$0.11	$0.15	$0.08	$0.08	$0.18	$0.25
diluted	$0.19	$(0.03)	$0.11	$0.14	$0.08	$0.08	$0.18	$0.25

Comparability quarter-to-quarter:

The quarterly data reflects the following: the fourth quarters of 2014 and 2015 include the results of our annual impairment testing of goodwill, intangible assets and property, plant and equipment; and all quarters commencing with the second quarter of 2015 have been impacted by our restructuring actions. The amounts attributable to these items vary from quarter-to-quarter.

Second quarter 2016 compared to first quarter 2016:

Revenue of $1.49 billion for the second quarter of 2016 increased 10% compared to the first quarter of 2016. Compared to the previous quarter, revenue dollars from our storage end market increased 19%, primarily due to seasonal demand weakness in this end market in the first quarter of the year, as well as new program wins; revenue dollars from our communications end market increased 18%, primarily due to demand strength from certain customer programs; revenue dollars from our servers end market increased 6%, primarily due to strong customer demand in this end market in the second quarter of 2016. These increases were offset in part by a 2% sequential revenue decrease in our diversified end market, primarily due to lower solar output in the second quarter of 2016, as the timing of certain new programs shifted into the second half of 2016. Revenue dollars from our consumer end market for the second quarter of 2016 was relatively flat compared to the previous quarter. Gross margin for the second quarter of 2016 improved to 7.5% of total revenue compared to 6.9% of total revenue for the first quarter of 2016, primarily driven by increased revenue levels and improved program mix in the second quarter of 2016. Net earnings for the second quarter of 2016 of $36.2 million were $10.6 million higher compared to the previous quarter, primarily due to improved gross profit in the second quarter of 2016, offset in part by higher income tax expense recorded in the quarter.

Second quarter 2016 actual compared to guidance:

IFRS earnings per share for the second quarter of 2016 were $0.25 on a diluted basis. IFRS earnings per share for the second quarter of 2016 reflected an aggregate charge of $0.09 (pre-tax) per share comprised of employee stock-based compensation expense, amortization of intangible assets (excluding computer software) and restructuring charges, which is within the guidance we provided on April 21, 2016 of an aggregate charge of between $0.07 to $0.12 per share for these items. We cannot predict changes in currency exchange rates, the impact of such changes on our operating results, or the degree to which we will be able to manage such impacts.

On April 21, 2016, we provided the following guidance for the second quarter of 2016:

	Q2 2016
	Guidance	Actual
IFRS revenue (in billions)	$1.4 to $1.5	$1.49
Non-IFRS adjusted earnings per share (diluted)	$0.25 to $0.31	$0.29

For the second quarter of 2016, revenue of $1.49 billion was at the high end of our guidance range. Our non-IFRS adjusted earnings per share of $0.29 per share for the second quarter of 2016 was within our guidance range, and was negatively impacted by a $0.02 per share net income tax expense related to the unfavorable impact of taxable foreign exchange related to the weakening of the Malaysian ringgit and Chinese renminbi (our guidance for the quarter excluded the potential impact of taxable foreign exchange).

Our guidance includes a range for adjusted earnings per share (which is a non-IFRS measure and is defined below). Management considers non-IFRS adjusted earnings per share to be an important measure for investors to understand our core operating performance. A reconciliation of non-IFRS adjusted net earnings to IFRS net earnings is set forth below.

Non-IFRS measures:

Management uses adjusted net earnings and the other non-IFRS measures described herein (i) to assess operating performance and the effective use and allocation of resources, (ii) to provide more meaningful period-to-period comparisons of operating results, (iii) to enhance investors’ understanding of the core operating results of our business, and (iv) to set management incentive targets. We believe the non-IFRS measures we present herein are useful to investors, as they enable investors to evaluate and compare our results from operations and cash resources generated from our business in a more consistent manner (by excluding specific items that we do not consider to be reflective of our ongoing operating results) and provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance. The non-IFRS financial measures that can be reconciled to IFRS measures result largely from management’s determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of the ordinary course of the ongoing operation of our business.

We believe investors use both IFRS and non-IFRS measures to assess management’s past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations.

In addition to cash cycle days (including the components thereof) and inventory turns (each described under the caption “Other Performance Indicators” above), our non-IFRS measures consist of: adjusted gross profit, adjusted gross margin (adjusted gross profit as a percentage of revenue), adjusted SG&A, adjusted SG&A as a percentage of revenue, operating earnings (adjusted EBIAT), operating margin (operating earnings as a percentage of revenue), adjusted net earnings, adjusted earnings per share, ROIC, and free cash flow. Adjusted EBIAT, ROIC and free cash flow are further described in the tables below. In calculating these non-IFRS financial measures, management excludes the following items, where applicable: employee stock-based compensation expense, amortization of intangible assets (excluding computer software), restructuring and other charges, net of recoveries (most significantly restructuring charges), the write-down of goodwill, intangible assets and property, plant and equipment, and gains or losses related to the repurchase of our securities, net of tax adjustments and significant deferred tax write-offs or recoveries associated with restructuring actions or restructured sites.

Non-IFRS measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Non-IFRS measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any standardized measure under IFRS. The most significant limitation to management’s use of non-IFRS financial measures is that the charges or credits excluded from the non-IFRS measures are nonetheless charges or credits that are recognized under IFRS and that have an economic impact on us. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of our performance, and reconciling non-IFRS results back to IFRS results where a comparable IFRS measure exists.

The economic substance of these exclusions and management’s rationale for excluding them from non-IFRS financial measures is provided below:

Employee stock-based compensation expense, which represents the estimated fair value of stock options, RSUs and PSUs granted to employees, is excluded because grant activities vary significantly from quarter-to-quarter in both quantity and fair value.

In addition, excluding this expense allows us to better compare core operating results with those of our competitors who also generally exclude employee stock-based compensation expense in assessing operating performance, who may have different granting patterns and types of equity awards, and who may use different valuation assumptions than we do.

Amortization charges (excluding computer software) consist of non-cash charges against intangible assets that are impacted by the timing and magnitude of acquired businesses. Amortization of intangible assets varies among our competitors, and we believe that excluding these charges permits a better comparison of core operating results with those of our competitors who also generally exclude amortization charges in assessing operating performance.

Restructuring and other charges, net of recoveries, include costs relating to employee severance, lease terminations, site closings and consolidations, write-downs of owned property and equipment which are no longer used and are available for sale, reductions in infrastructure, and acquisition-related transaction costs. We exclude restructuring and other charges, net of recoveries, because we believe that they are not directly related to ongoing operating results and do not reflect expected future operating expenses after completion of these activities. We believe these exclusions permit a better comparison of our core operating results with those of our competitors who also generally exclude these charges, net of recoveries, in assessing operating performance.

Impairment charges, which consist of non-cash charges against goodwill, intangible assets and property, plant and equipment, result primarily when the carrying value of these assets exceeds their recoverable amount. Our competitors may record impairment charges at different times, and we believe that excluding these charges permits a better comparison of our core operating results with those of our competitors who also generally exclude these charges in assessing operating performance.

Gains or losses related to the repurchase of our securities are excluded, as we believe that these gains or losses do not reflect core operating performance and vary significantly among those of our competitors who also generally exclude these gains or losses in assessing operating performance.

Significant deferred tax write-offs or recoveries associated with restructuring actions or restructured sites are excluded, as we believe that these write-offs or recoveries do not reflect core operating performance and vary significantly among those of our competitors who also generally exclude these charges or recoveries in assessing operating performance.

The following table sets forth, for the periods indicated, the various non-IFRS measures discussed above, and a reconciliation of IFRS to non-IFRS measures, where a comparable IFRS measure exists (in millions, except percentages and per share amounts):

	Three months ended June 30				Six months ended June 30
	2015		2016		2015		2016
		% of		% of		% of		% of
		revenue		revenue		revenue		revenue
IFRS revenue	$1,417.3		$1,485.5		$2,715.8		$2,838.8

IFRS gross profit	$97.3	6.9%	$111.8	7.5%	$188.7	6.9%	$204.6	7.2%
Employee stock-based compensation expense	3.0		3.0		7.4		7.5
Non-IFRS adjusted gross profit	$100.3	7.1%	$114.8	7.7%	$196.1	7.2%	$212.1	7.5%

IFRS SG&A	$50.1	3.5%	$54.4	3.7%	$105.5	3.9%	$106.4	3.7%
Employee stock-based compensation expense	(4.1)		(3.8)		(11.2)		(8.7)
Non-IFRS adjusted SG&A	$46.0	3.2%	$50.6	3.4%	$94.3	3.5%	$97.7	3.4%

IFRS earnings before income taxes	$29.3		$49.1		$56.0		$78.3
Finance costs	1.1		2.7		1.6		4.9
Employee stock-based compensation expense	7.1		6.8		18.6		16.2
Amortization of intangible assets (excluding computer software)	1.5		1.5		3.0		3.0
Restructuring and other charges (recoveries)	9.3		(3.0)		9.6		(1.3)
Non-IFRS operating earnings (adjusted EBIAT) (1)	$48.3	3.4%	$57.1	3.8%	$88.8	3.3%	$101.1	3.6%

IFRS net earnings	$24.2	1.7%	$36.2	2.4%	$43.9	1.6%	$61.8	2.2%
Employee stock-based compensation expense	7.1		6.8		18.6		16.2
Amortization of intangible assets (excluding computer software)	1.5		1.5		3.0		3.0
Restructuring and other charges (recoveries)	9.3		(3.0)		9.6		(1.3)
Adjustments for taxes (2)	(0.4)		0.3		(0.4)		(0.3)
Non-IFRS adjusted net earnings	$41.7		$41.8		$74.7		$79.4

Diluted EPS
Weighted average # of shares (in millions)	166.9		144.1		170.7		144.6
IFRS earnings per share	$0.14		$0.25		$0.26		$0.43
Non-IFRS adjusted earnings per share	$0.25		$0.29		$0.44		$0.55
# of shares outstanding at period end (in millions)	142.9		140.7		142.9		140.7

IFRS cash provided by (used in) operations	$44.4		$(4.5)		$79.5		$(22.8)
Purchase of property, plant and equipment, net of sales proceeds	(18.2)		(17.7)		(30.8)		(33.6)
Finance lease payments	—		(1.1)		—		(2.4)
Repayments from (Advances to) Solar Supplier	(21.0)		2.0		(21.0)		5.0
Finance costs paid	(2.8)		(2.5)		(3.3)		(4.8)
Non-IFRS free cash flow (3)	$2.4		$(23.8)		$24.4		$(58.6)

Non-IFRS ROIC % (4)	19.6%		20.9%		18.2%		19.3%

The calculation of our weighted average number of shares (used to determine our IFRS EPS and non-IFRS adjusted EPS) for the second quarter and first half of 2016 reflected the full impact of the reduction in our subordinate voting shares as a result of our share repurchases and cancellations in 2015 pursuant to our $350.0 million substantial issuer bid completed in June 2015, as well as our previous NCIB that expired in September 2015. Accordingly, the positive effect of reduced weighted average number of shares on our IFRS EPS and non-IFRS adjusted EPS for the second quarter and first half of 2016 was greater as compared to the prior year periods.

(1)           Management uses non-IFRS operating earnings (adjusted EBIAT) as a measure to assess our operational performance related to our core operations. Non-IFRS adjusted EBIAT is defined as earnings before finance costs (consisting of interest and fees related to our credit facility and accounts receivable sales program), amortization of intangible assets

(excluding computer software) and income taxes. Non-IFRS adjusted EBIAT also excludes, in periods where such charges have been recorded, employee stock-based compensation expense, restructuring and other charges, net of recoveries, gains or losses related to the repurchase of our securities, and impairment charges.

(2)           The adjustments for taxes, as applicable, represent the tax effects on the non-IFRS adjustments and significant deferred tax write-offs or recoveries associated with restructuring actions or restructured sites that management considers not to be reflective of our core operating performance.

(3)           Management uses non-IFRS free cash flow as a measure, in addition to IFRS cash flow provided by (used in) operations, to assess our operational cash flow performance. We believe non-IFRS free cash flow provides another level of transparency to our liquidity. Non-IFRS free cash flow is defined as cash provided by (used in) operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), finance lease payments, advances to (or repayments from) the Solar Supplier, and finance costs paid. Note that non-IFRS free cash flow, however, does not represent residual cash flow available to Celestica for discretionary expenditures.

(4)           Management uses non-IFRS ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers, by quantifying how well we generate earnings relative to the capital we have invested in our business. Our non-IFRS ROIC measure reflects non-IFRS operating earnings, working capital management and asset utilization. Non-IFRS ROIC is calculated by dividing non-IFRS adjusted EBIAT by average net invested capital. Net invested capital (calculated in the table below) consists of the following IFRS measures: total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter and a three-point average to calculate average net invested capital for the six-month period. Management believes there is no comparable measure under IFRS.

The following table sets forth, for the periods indicated, our calculation of non-IFRS ROIC % (in millions, except ROIC %):

	Three months ended June 30		Six months ended June 30
	2015	2016	2015	2016
Non-IFRS operating earnings (adjusted EBIAT)	$48.3	$57.1	$88.8	$101.1
Multiplier	4	4	2	2
Annualized non-IFRS adjusted EBIAT	$193.2	$228.4	$177.6	$202.2
Average net invested capital for the period	$985.5	$1,090.7	$978.4	$1,047.9
Non-IFRS ROIC % (1)	19.6%	20.9%	18.2%	19.3%

	December 31 2015	March 31 2016	June 30 2016
Net invested capital consists of:
Total assets	$2,612.0	$2,621.9	$2,720.1
Less: cash	545.3	511.5	472.9
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,104.3	1,053.8	1,122.5
Net invested capital at period end (1)	$962.4	$1,056.6	$1,124.7

	December 31 2014	March 31 2015	June 30 2015
Net invested capital consists of:
Total assets	$2,583.6	$2,579.3	$2,624.7
Less: cash	565.0	569.2	496.8
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,054.3	1,044.8	1,122.3
Net invested capital at period end (1)	$964.3	$965.3	$1,005.6

(1)           Management uses non-IFRS ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers, by quantifying how well we generate earnings relative to the capital we have invested in our business. Our non-IFRS ROIC measure reflects non-IFRS operating earnings, working capital management and asset utilization. Non-IFRS ROIC is calculated by dividing non-IFRS adjusted EBIAT by average net invested capital. Net invested capital consists of the following IFRS measures: total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter and a three-point average to calculate average net invested capital for the six-month period. Management believes there is no comparable measure under IFRS.